NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-14 JULY5, 2005

RUBICON PROPOSES $3,000,000 BROKERED PRIVATE PLACEMENT
Proceeds to fund its investment in Africo, for capital expenditures on Nevada properties and working capital

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; AMEX-RBY) is pleased to announce that the Company has agreed to raise $3,000,000 by way of brokered private placement through the sale to qualified purchasers of units on a best efforts agency basis at a price per unit to be determined in the context of the market. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share for 24 months following closing at an exercise price to be determined in the context of the market.

First Associates Investments Inc. (“Agent”) will act as agent and will be entitled to receive a 7.0% cash commission and compensation options to acquire units in an amount equal to 7% of the number of units sold pursuant to the private placement. Each compensation option will entitle the holder to acquire one unit at the unit price for a period of 24 months following closing. The Company has granted the Agent an option exercisable at any time up to 2 days prior to closing to increase the issuance of units by up to $3,000,000. If the Company and the Agent are unable to settle the final terms of the private placement by 5:00 p.m. July 21, 2005, the Company will be entitled to terminate the engagement. All of the securities will be subject to a four month hold period in Canada following closing.

The net proceeds of the private placement will be used to fund the Company’s investment in Africo Resources Inc., for capital expenditures in relation to the Nevada properties indirectly owned through its subsidiary, Toquima Minerals Corporation, and for working capital. The private placement is subject to acceptance for filing by The Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd. The Company also holds a 60% interest in Toquima Minerals Corporation, a Nevada and Alaska focused exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.